Exhibit 99.1
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2015, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, the Company's Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2015.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company's shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.:

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants
March 2, 2016
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.:

We have audited the internal control over financial reporting of Baytex Energy Corp. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in ccordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2015 of the Company and our report dated March 2, 2016 expressed an unmodified/ unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Chartered Accountants
March 2, 2016
Calgary, Canada

Baytex Energy Corp.
Consolidated Statements of Financial Position
(thousands of Canadian dollars)

As at	December 31, 2015	December 31, 2014

ASSETS
Current assets
Cash	$247	$1,142
Trade and other receivables	98,093	203,521
Financial derivatives (note 19)	106,573	220,146
	204,913	424,809
Non-current assets
Financial derivatives (note 19)	4,417	498
Exploration and evaluation assets (note 7)	578,969	542,040
Oil and gas properties (note 8)	4,674,175	4,983,916
Other plant and equipment (note 9)	26,024	34,268
Goodwill (note 10)	—	245,065
	$5,488,498	$6,230,596

LIABILITIES
Current liabilities
Trade and other payables	$267,838	$398,261
Dividends payable to shareholders	—	16,811
Financial derivatives (note 19)	—	54,839
	267,838	469,911
Non-current liabilities
Bank loan (note 11)	252,172	663,312
Long-term notes (note 12)	1,602,757	1,399,032
Asset retirement obligations (note 13)	296,002	286,032
Deferred income tax liability (note 17)	655,255	905,532
	3,074,024	3,723,819

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 14)	4,296,831	3,580,825
Contributed surplus	4,575	31,067
Accumulated other comprehensive income	705,382	199,575
Deficit	(2,592,314)	(1,304,690)
	2,414,474	2,506,777
	$5,488,498	$6,230,596
Commitments and contingencies (note 21)

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts)

	Years Ended December 31
	2015	2014

Revenue, net of royalties
Petroleum and natural gas sales	$1,129,872	$1,969,022
Royalties	(241,425)	(439,125)
	888,447	1,529,897

Expenses
Operating	320,187	353,849
Transportation	53,127	83,766
Blending	27,830	58,120
Exploration and evaluation (note 7)	8,775	17,743
Depletion and depreciation (note 8 and 9)	661,858	536,569
Impairment (notes 8 and 10)	1,038,554	449,590
General and administrative	59,406	59,957
Acquisition-related	—	38,591
Share-based compensation (note 15)	15,344	27,463
Financing (note 18)	111,660	90,033
Financial derivatives (gain) (note 19)	(142,729)	(212,524)
Foreign exchange loss (note 20)	210,713	75,381
Loss (gain) on disposition of oil and gas properties	1,519	(50,225)
	2,366,244	1,528,313
Net income (loss) before income taxes	(1,477,797)	1,584
Income tax expense (recovery) (note 17)
Current income tax expense	8,907	53,875
Deferred income tax (recovery) expense	(353,053)	80,516
	(344,146)	134,391
Net income (loss) attributable to shareholders	$(1,133,651)	$(132,807)
Other comprehensive income
Foreign currency translation adjustment	505,807	213,533
Comprehensive income (loss)	$(627,844)	$80,726

Net income (loss) per common share (note 16)
Basic	$(5.72)	$(0.89)
Diluted	$(5.72)	$(0.89)

Weighted average common shares (note 16)
Basic	198,207	148,932
Diluted	198,207	148,932

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Changes in Equity
(thousands of Canadian dollars)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485
Dividends to shareholders	—	—	—	(395,600)	(395,600)
Exercise of share rights	25,667	(14,369)	—	—	11,298
Vesting of share awards	35,108	(35,108)	—	—	—
Share-based compensation	—	27,463	—	—	27,463
Issued for cash	1,495,044	—	—	—	1,495,044
Issuance costs, net of tax	(78,468)	—	—	—	(78,468)
Issued pursuant to dividend reinvestment plan	99,271	—	—	—	99,271
Accumulated other comprehensive income recognized on disposition of foreign operation	—	—	(15,442)	—	(15,442)
Comprehensive income for the year	—	—	213,533	(132,807)	80,726
Balance at December 31, 2014	$3,580,825	$31,067	$199,575	$(1,304,690)	$2,506,777
Dividends to shareholders	—	—	—	(153,973)	(153,973)
Vesting of share awards	41,836	(41,836)	—	—	—
Share-based compensation	—	15,344	—	—	15,344
Issued for cash	632,494	—	—	—	632,494
Issuance costs, net of tax	(19,301)	—	—	—	(19,301)
Issued pursuant to dividend reinvestment plan	60,977	—	—	—	60,977
Comprehensive income (loss) for the year	—	—	505,807	(1,133,651)	(627,844)
Balance at December 31, 2015	$4,296,831	$4,575	$705,382	$(2,592,314)	$2,414,474

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Years Ended December 31
	2015	2014

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the year	$(1,133,651)	$(132,807)
Adjustments for:
Share-based compensation (note 15)	15,344	27,463
Unrealized foreign exchange loss (note 20)	213,999	75,011
Exploration and evaluation (note 7)	8,775	17,743
Depletion and depreciation (note 8)	661,858	536,569
Impairment (notes 8 and 10)	1,038,554	449,590
Non-cash financing costs	8,256	8,948
Unrealized financial derivatives (gain) loss (note 19)	54,816	(185,200)
(Gain) loss on disposition of oil and gas properties	1,519	(50,225)
Current income tax expense on dispositions	—	52,182
Deferred income tax (recovery) expense	(353,053)	80,516
Change in non-cash working capital (note 20)	43,891	31,890
Asset retirement obligations settled (note 13)	(10,888)	(14,528)
	549,420	897,152

Financing activities
Payment of dividends	(109,806)	(307,103)
(Decrease) increase in bank loan	(439,465)	287,986
Net proceeds from issuance of long-term notes	—	849,944
Tenders of long-term notes	(10,372)	(793,099)
Issuance of common shares related to share rights (note 14)	—	11,298
Issuance of common shares, net of issuance costs (note 14)	606,095	1,401,317
	46,452	1,450,343

Investing activities
Additions to exploration and evaluation assets (note 7)	(5,642)	(15,824)
Additions to oil and gas properties (note 8)	(515,397)	(750,247)
Property acquisitions	(2,070)	(15,335)
Corporate acquisition (note 6)	—	(1,866,307)
Proceeds from disposition of oil and gas properties	423	383,130
Current income tax expense on dispositions	(8,181)	(42,894)
Additions to other plant and equipment, net of disposals	4,107	(8,283)
Change in non-cash working capital (note 20)	(70,968)	(50,416)
	(597,728)	(2,366,176)
Impact of foreign currency translation on cash balances	961	1,455
Change in cash	(895)	(17,226)
Cash, beginning of year	1,142	18,368
Cash, end of year	$247	$1,142

Supplementary information
Interest paid	$100,257	$77,417
Income taxes paid	$12,064	$44,587

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2015 and 2014
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 2, 2016.

The consolidated financial statements have been prepared on the historical cost basis, with some exceptions as noted in the accounting policies set out below. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation. On the consolidated statement of cash flows, financing costs have been reclassified from financing activities to operating activities for the year ended December 31, 2014. This resulted in a decrease to cash flows from operating activities resulting in a $77.4 million decrease to cash flow from operations and a corresponding increase to cash flow from financing activities.

Measurement Uncertainty and Judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Accordingly, actual results can differ from those estimates. The key areas of judgment or estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingencies are discussed below.

Oil and Gas Activities
Reserves estimates can have a significant effect on net income (loss), assets and liabilities as a result of their impact on depletion, asset retirement obligations, asset impairments and business combinations. The estimation of reserves is a complex process requiring significant judgment. The Company's reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered (total proved plus probable reserves) or a 25 percent or greater statistical probability of being recovered (total possible reserves). Changes to estimates such as forward price estimates, production costs, recovery rates and accordingly, economic status of reserves may have a material impact on the consolidated financial statements.

The Company's capital assets are aggregated into cash-generating units based on management's judgment of their ability to generate largely independent cash flows. The cash-generating units are used to assess impairment and accordingly, can directly impact the recoverability of the assets therein. Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, royalty rates, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

The determination of technical feasibility and commercial viability of exploration and evaluation ("E&E") assets for the purposes of reclassifying such assets to oil and gas properties is subject to management judgment.

Depletion and Depreciation
The amounts recorded for depletion of oil and gas properties are based on a unit-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. See Oil and Gas Activities above for discussion of estimates and judgments involved in reserve estimation.

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of oil and gas properties and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net income (loss) can be affected as a result of changes in future depletion, depreciation, asset impairment or goodwill impairment.

Joint Control
Judgment is required to determine when the Company has joint control over a joint operation, which requires an assessment of the capital and operating activities of the projects undertaken with partners and when decisions in relation to those activities require unanimous consent.

Fair Value Measurement
Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 19. These estimates may vary from the actual prices achieved upon settlement of the financial instruments.

Share-based Compensation
Compensation expense related to the Company's performance awards under the Share Award Incentive Plan is dependent on estimated fair values, forfeiture rates, and for performance awards, a payout multiplier based on past performance. Compensation expense may fluctuate due to changes in management's estimates.

Asset Retirement Obligations
The amounts recorded for asset retirement obligations are based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

Legal
The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims are expected to materially affect the Company's financial position or reported results of operations.

Income Taxes
Regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change and differing interpretations require management judgment. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations of the standards may result in a material change in the Company's provision for income taxes. As such, income taxes are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant subsidiaries included in the Company's accounts include Baytex Energy USA, Inc., Baytex Energy Ltd. and Baytex Energy Partnership. Intercompany balances, net income (loss) and unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

A portion of the Company's exploration, development and production activities is conducted through jointly controlled operations. The financial statements reflect the Company's proportionate interest where the Company reports items of a similar nature to those on the financial statements of the joint arrangement, on a line-by-line basis, from the date that joint control commences until the date that joint control ceases. Joint control exists for contractual arrangements governing assets whereby the Company has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. If the cost of acquisition is below the fair values of the identifiable net assets acquired, the deficiency is credited to net income (loss) in the statements of income (loss) and comprehensive income (loss) in the period of acquisition. Associated transaction costs are expensed when incurred.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

Pre-license Costs
Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

E&E Costs
Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are capitalized until technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined. The technical feasibility and commercial viability of extracting petroleum and natural gas resources is dependent on the existence of economically recoverable reserves for the project. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop or otherwise extract value from the asset. If the asset is determined not to be technically feasible or economically viable, an impairment is charged to exploration and evaluation expense. Upon determination of technical feasibility and commercial viability, the E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

Borrowing Costs and Other Capitalized Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has no qualifying assets that would allow for borrowing costs to be capitalized to the asset and all borrowing costs are expensed as incurred.

Depletion and Depreciation
The net carrying value of oil and gas properties is depleted using the unit-of-production method based on estimated proved and probable reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of the depletion calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.

The depreciation methods and estimated useful lives for other plant and equipment are as follows:

Classification	Method	Rate or period
Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net identifiable assets acquired, which is inherently imprecise as estimates and judgment are required in the determination of the fair value of assets and liabilities. The portion of goodwill related to U.S. operations had fluctuated due to changes in foreign exchange rates subsequent to the date of acquisition. Goodwill is assessed for impairment at least annually at year end, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is recognized in net income (loss) and is not subject to reversal. On the disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the gain or loss on disposal. Goodwill is not deductible for income tax purposes.

Impairment of Non-financial Assets

E&E assets are assessed for impairment when they are reclassified to oil and gas properties and if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the “cash-generating unit” or “CGU”). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

The Company assesses its CGUs for impairment when indicators of impairment exist or at least annually for CGUs with goodwill. The Company compares the recoverable amount of the CGU to its carrying amount. A CGU's recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. In assessing the recoverable amount, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro-rata basis. Impairment is charged to net income (loss) in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. An impairment may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and depletion, had no impairment been recognized for the asset in prior years and circumstances indicate the impairment no longer exists. Such reversal is recognized in net income (loss). Impairment recognized in relation to goodwill is not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability for the future asset retirement costs associated with its oil and gas properties discounted using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The liability is accreted until the date of expected settlement of the retirement obligations and is recognized within financing costs in the statements of income (loss) and comprehensive income (loss). Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows on the discount rates are recognized as changes in the asset retirement obligation provision and related asset.

Foreign Currency Translation

Foreign transactions
Transactions completed in currencies other than the functional currency are reflected in Canadian dollars at the exchange rates prevailing at the time of the transactions. Foreign currency assets and liabilities are translated to Canadian dollars at the period-end exchange rate. Revenue and expenses are translated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or translation of foreign currency transactions are included in net income (loss).

Foreign operations
As several of the Company's subsidiaries operate and transact primarily in countries other than Canada, they accordingly have functional currencies other than the Canadian dollar. The designation of the Company's functional currency is a management judgment based on the currency of the primary economic environment in which the Company operates.

Assets and liabilities of foreign operations are translated to Canadian dollars at the period-end exchange rate. Revenues and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gains or losses are included in accumulated other comprehensive income in shareholders' equity and are reclassified to net income (loss) when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point and collectability of the revenue is probable. Revenue from the production of petroleum and natural gas in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant agreements. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty with the right and intent to settle net are recorded on a net basis.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income (loss). Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method. Cash and financial derivatives are classified at FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, dividends payable to shareholders, bank loan and long-term notes are classified as other financial liabilities, which are measured at amortized cost.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts consist of a host contract and an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The embedded derivatives are measured at FVTPL.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or a financial liability classified as FVTPL are expensed immediately. For a financial asset or a financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to, or deducted from, the fair value on initial recognition and amortized through net income (loss) over the term of the financial instrument. Debt issuance costs related to the restructuring of credit facilities are capitalized and amortized as financing costs over the term of the credit facilities.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. These instruments are classified as FVTPL. The Company does not use financial derivatives for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and therefore has not applied hedge accounting. As a result, the Company applies the fair value method of accounting for all derivative instruments by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income (loss) and comprehensive income (loss) for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income (loss) when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income (loss), except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination as goodwill.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period.

The Company follows the balance sheet liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

Expenses related to the Share Award Incentive Plan are determined based on the fair value of the award on the grant date. This amount is expensed over the vesting period of the share award.

Baytex's Share Award Incentive Plan is further described in note 15.

4.	CHANGES IN ACCOUNTING POLICIES
Future Accounting Pronouncements

Revenue from Contracts with Customers

IFRS 15 "Revenue from Contracts with Customers" is effective January 1, 2018 and will supersede IAS 11 "Construction Contracts" and IAS 18 "Revenue" and related interpretations. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The new standard also requires disclosures on the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. The Company has not yet adopted IFRS 15 and is evaluating its impact on the consolidated financial statements.

Financial Instruments

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement”, which eliminates the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In November 2013, the IASB amended IFRS 9 to include the new general hedge accounting model which remains optional, allows more opportunities to apply hedge accounting, and will be effective on January 1, 2018 and applied retroactively to each period presented. The Company has not yet adopted IFRS 9 and is evaluating its impact on the consolidated financial statements.

Leases

IFRS 16 "Leases" replaces IAS 17 "Leases" and is effective January 1, 2019 with early adoption permitted if the entity is also applying IFRS 15 "Revenue from Contracts with Customers". The new standard will bring most leases on-balance sheet for lessees. The Company has not yet adopted IFRS 16 and is evaluating its impact on the consolidated financial statements.

5.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•
U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the states of Texas and North Dakota, USA. The Texas assets were acquired on June 11, 2014. The North Dakota assets were sold on September 24, 2014.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Years Ended December 31	2015	2014	2015	2014	2015	2014	2015	2014

Revenue, net of royalties
Petroleum and natural gas sales(1)	$521,104	$1,382,904	$600,320	$579,255	$8,448	$6,863	$1,129,872	$1,969,022
Royalties	(67,323)	(265,066)	(174,102)	(174,059)	—	—	(241,425)	(439,125)
	453,781	1,117,838	426,218	405,196	8,448	6,863	888,447	1,529,897

Expenses
Operating	210,945	272,515	109,242	81,334	—	—	320,187	353,849
Transportation	53,127	83,766	—	—	—	—	53,127	83,766
Blending	27,830	58,120	—	—	—	—	27,830	58,120
Exploration and evaluation	8,775	10,499	—	7,244	—	—	8,775	17,743
Depletion and depreciation	279,744	328,902	377,847	204,461	4,267	3,206	661,858	536,569
Impairment	45,703	37,755	992,851	411,835	—	—	1,038,554	449,590
General and administrative	—	—	—	—	59,406	59,957	59,406	59,957
Acquisition-related	—	—	—	—	—	38,591	—	38,591
Share-based compensation	—	—	—	—	15,344	27,463	15,344	27,463
Financing	—	—	—	—	111,660	90,033	111,660	90,033
Financial derivatives gain	—	—	—	—	(142,729)	(212,524)	(142,729)	(212,524)
Foreign exchange loss	—	—	—	—	210,713	75,381	210,713	75,381
Loss (gain) on disposition of oil and gas properties	1,769	(6,302)	(250)	(43,923)	—	—	1,519	(50,225)
	627,893	785,255	1,479,690	660,951	258,661	82,107	2,366,244	1,528,313
Net income (loss) before income taxes	(174,112)	332,583	(1,053,472)	(255,755)	(250,213)	(75,244)	(1,477,797)	1,584
Income tax expense (recovery)
Current income tax expense	6,577	—	1,946	53,680	384	195	8,907	53,875
Deferred income tax expense (recovery)	(39,191)	122,346	(324,940)	(25,403)	11,078	(16,427)	(353,053)	80,516
	(32,614)	122,346	(322,994)	28,277	11,462	(16,232)	(344,146)	134,391
Net income (loss)	$(141,498)	$210,237	$(730,478)	$(284,032)	$(261,675)	$(59,012)	$(1,133,651)	$(132,807)

Total oil and natural gas capital expenditures (2)	$72,891	$360,365	$449,796	$2,950,862	$—	$—	$522,687	$3,311,227
(1) Corporate includes other income related to North Dakota.
(2) Includes acquisitions and divestitures.

As at	December 31, 2015	December 31, 2014
Canadian assets	$2,059,903	$2,398,241
U.S. assets	3,304,647	3,598,192
Corporate assets	123,948	234,163
Total consolidated assets	$5,488,498	$6,230,596

6.	BUSINESS COMBINATION
On June 11, 2014, Baytex acquired all of the issued and outstanding shares of Aurora Oil & Gas Limited (“Aurora”), a public oil and natural gas company listed on the Australian Stock Exchange and the TSX with properties in the State of Texas, USA. The total consideration for the acquisition was $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness).

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$1,920,928
Cash acquired	(54,621)
Bank loan assumed	145,618
Long-term notes assumed	810,061
Total consideration	$2,821,986

Allocation of purchase price:
Trade and other receivables	$108,965
Exploration and evaluation assets	391,127
Oil and gas properties	2,520,612
Other plant and equipment	1,209
Goodwill	615,338
Trade and other payables	(242,045)
Financial derivative contracts	(20,083)
Asset retirement obligations	(1,217)
Deferred income tax liabilities	(551,920)
Total net assets acquired	$2,821,986

The Company incurred $38.6 million of acquisition-related costs that were expensed in the consolidated statements of income (loss) and comprehensive income (loss) for the year ended December 31, 2014. Goodwill of $615.3 million is attributable to the excess consideration paid over the fair value of assets acquired including the recognition of $551.9 million of deferred income tax liabilities with the remainder attributable to incremental well locations and undeveloped resource rights.

For the period from June 11, 2014 to December 31, 2014, the acquired properties contributed revenues, net of royalties, of $349.4 million and operating income (revenues, net of royalties less operating expenses) of $281.9 million to Baytex's operations. If the acquisition had occurred on January 1, 2014, management estimates for the year ended December 31, 2014, that the acquired properties would have contributed revenues, net of royalties, of approximately $601.2 million and operating income of approximately $501.2 million.

7. EXPLORATION AND EVALUATION ASSETS

	December 31, 2015	December 31, 2014
Balance, beginning of period	$542,040	$162,987
Capital expenditures	5,642	15,824
Corporate acquisition (note 6)	—	391,127
Property acquisition	1,813	12,489
Exploration and evaluation expense	(8,775)	(17,743)
Transfer to oil and gas properties	(38,062)	(10,443)
Divestitures	(1,588)	(40,306)
Foreign currency translation	77,899	28,105
Balance, end of period	$578,969	$542,040

As at December 31, 2015, our E&E assets associated with the U.S. CGU were assessed for impairment. In the U.S., the Company estimated the recoverable amount based on management's estimate of the recoverable amount associated with possible reserves as well as the fair value of the undeveloped land. Recoverable amounts for E&E assets exceeded the carrying value, therefore no impairment was recorded at December 31, 2015. At December 31, 2015, there were no indicators of impairment for E&E assets relating to CGUs in Canada and therefore no impairment test was performed.

8.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2013	$3,223,768	$(1,000,982)	$2,222,786
Capital expenditures	750,247	—	750,247
Corporate acquisition (note 6)	2,520,612	—	2,520,612
Property acquisitions	85,600	—	85,600
Transferred from exploration and evaluation assets	10,443	—	10,443
Change in asset retirement obligations	69,844	—	69,844
Divestitures	(426,477)	96,916	(329,561)
Foreign currency translation	197,723	(10,953)	186,770
Depletion	—	(532,825)	(532,825)
Balance, December 31, 2014	$6,431,760	$(1,447,844)	$4,983,916
Capital expenditures	515,397	—	515,397
Property acquisitions	551	—	551
Transferred from exploration and evaluation assets	38,062	—	38,062
Change in asset retirement obligations	10,722	—	10,722
Divestitures	(20,096)	19,449	(647)
Impairment	(755,613)	—	(755,613)
Foreign currency translation	607,885	(68,509)	539,376
Depletion	—	(657,589)	(657,589)
Balance, December 31, 2015	$6,828,668	$(2,154,493)	$4,674,175

For the year ended December 31, 2015, the Company recorded total impairments of $1,038.6 million (2014 - $449.6 million).

As a result of further declining commodity prices, oil and gas properties were reassessed for impairment in 2015. Impairment of $992.9 million ($741.3 million net of tax) was recorded in the U.S. CGU as a reduction to oil and gas properties of $709.9 million and to goodwill of $282.9 million. The recoverable amount for the U.S. CGU was not sufficient to support the carrying amounts of the assets resulting in the impairment at December 31, 2015. The recoverable amount of oil and gas properties of $3,222.0 million for the U.S. CGU was estimated based on their fair value less costs of disposals at December 31, 2015.

For impairment assessments of oil and gas properties, the Company estimates the recoverable amount using a discounted cash flow model based on an independent reserve report approved by the Board of Directors on an annual basis and a pre-tax discount rate. The reserve report is based on an estimated remaining reserve life up to a maximum of 50 years. The forecasted cash flows include reserves where there is at least a 50% probability that the estimated proved plus probable reserves will be recovered and in the case of the U.S. assets, possible reserves as well as fair value of undeveloped land acreage. The recoverable amount was determined using a pre-tax discount rate of 10%.

The recoverable amounts were calculated at December 31, 2015 using the following benchmark reference prices for the years 2016 to 2020 adjusted for commodity differentials specific to the Company:

	2016	2017	2018	2019	2020
WTI crude oil (US$/bbl)	41.44	60.00	70.00	80.00	81.20
NYMEX natural gas (US$/MMBtu)	2.50	3.00	3.50	4.00	4.25
Exchange rate (CAD/USD)	1.33	1.25	1.20	1.18	1.18

This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2020 have been adjusted for inflation at an annual rate of 1.5%.

The fair value less costs of disposal values used to determine the recoverable amounts of each CGU are classified as Level 3 fair value measures as they are based on the Company's estimate of key assumptions that are not based on observable market data.

The results of the impairment test are sensitive to changes in any of the key judgments, such as a revision in reserves, a change in forecast commodity prices, expected royalties, future development capital expenditures or expected future production costs, which could decrease or increase the recoverable amounts of assets and result in additional impairment or recovery of impairment.

The following table demonstrates the effect of the assumed discount rate and the effect of forecast commodity prices estimates on impairment recorded for the year ended December 31, 2015. The sensitivity is based on a one per cent increase in the assumed discount rate and a five percent decrease in the forecast commodity price estimate.

	Increase in Discount Rate of 1 percent	Decrease in Commodity Prices of 5 percent
Peace River CGU	$—	$108,000
Conventional CGU	—	14,000
Lloydminster CGU	—	93,000
U.S. CGU	139,500	321,000
Impairment increase (decrease)	$139,500	$536,000

In November 2015, the Company completed a disposition of certain non-core assets in its Lloydminster CGU and recorded an impairment of $45.7 million.

2014 Dispositions

On September 24, 2014, Baytex Energy USA LLC, an indirect wholly-owned subsidiary of Baytex, disposed of its interests located in North Dakota, which consisted of oil and gas properties, exploration and evaluation assets and other plant and equipment with carrying values of $294.0 million, $32.5 million and $2.0 million, respectively, for cash proceeds of $341.6 million resulting in a before tax gain of $13.1 million. The Company also realized a $15.5 million gain on its foreign currency translation adjustment in accumulated other comprehensive income (loss) which was reclassified on disposition.

During 2014, Baytex disposed of certain non-core assets in Canada, consisting of $34.8 million of oil and gas properties and $7.2 million of exploration and evaluation assets, for net cash proceeds of $45.7 million. Gains totaling $3.7 million were recognized in the statements of income (loss) and comprehensive income (loss).

9.	OTHER PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
Balance, December 31, 2013	$69,510	$(39,951)	$29,559
Capital expenditures	8,283	—	8,283
Corporate acquisition (note 6)	1,209	—	1,209
Dispositions	(2,496)	1,327	(1,169)
Foreign currency translation	202	(72)	130
Depreciation	—	(3,744)	(3,744)
Balance, December 31, 2014	$76,708	$(42,440)	$34,268
Capital expenditures	3,577	—	3,577
Dispositions	(7,684)	—	(7,684)
Foreign currency translation	277	(147)	130
Depreciation	—	(4,267)	(4,267)
Balance, December 31, 2015	$72,878	$(46,854)	$26,024

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

10.	GOODWILL

	December 31, 2015	December 31, 2014
Balance, beginning of period	$245,065	$37,755
Acquired goodwill (note 6)	—	615,338
Impairment	(282,941)	(449,590)
Foreign currency translation	37,876	41,562
Balance, end of period	$—	$245,065

For the year ended December 31, 2015, the Company recorded impairments on its U.S. CGU including a reduction to goodwill of $282.9 million. The recoverable amount of the U.S. CGU was not sufficient to support the carrying amounts of the assets resulting in the impairment. The decline in commodity prices, in particular crude oil, resulted in a reduction of expected future net cash flows to an amount lower than the combined carrying value of the assets and associated goodwill.

For the year ended December 31, 2014, the Company recorded a goodwill impairment of $449.6 million, including $37.8 million of goodwill recognized on the 2004 acquisition of certain conventional oil and gas properties in the Conventional CGU and $411.8 million of goodwill related to the U.S. CGU.

Recoverable amounts related to the goodwill impairment test were determined using the key assumptions listed in notes 7 and 8.

11.	BANK LOAN

	December 31, 2015	December 31, 2014
Bank loan - principal	$256,749	$666,886
Unamortized debt issuance costs	(4,577)	(3,574)
Bank loan	252,172	663,312

Baytex has revolving extendible unsecured credit facilities with its bank lending syndicate comprised of a $50 million operating loan, a $750 million syndicated loan for Baytex and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex Energy USA, Inc., (collectively, the "Revolving Facilities"). On May 25, 2015, Baytex reached an agreement with its lending syndicate to extend the revolving period under the Revolving Facilities to June 4, 2019 (from June 4, 2018).

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension under the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, its ability to pay dividends to its shareholders, borrow funds or increase the facilities may be restricted.

The weighted average interest rate on the credit facilities for the year ended December 31, 2015 was 3.32% (3.25% for the year ended December 31, 2014). Baytex is in compliance with all covenants at December 31, 2015.

12.	LONG-TERM NOTES

	December 31, 2015	December 31, 2014
9.875% senior unsecured notes (US$7,900 – principal)	$—	$9,165
7.5% senior unsecured notes (US$6,400 – principal)	8,858	7,425
6.75% senior unsecured debentures (US$150,000 – principal)	207,600	174,015
5.125% senior unsecured debentures (US$400,000 – principal)	553,600	464,040
6.625% senior unsecured debentures (Cdn$300,000 – principal)	300,000	300,000
5.625% senior unsecured debentures (US$400,000 – principal)	553,600	464,040
Total long-term notes - principal	1,623,658	1,418,685
Unamortized debt issuance costs	(20,901)	(19,653)
Total long-term notes - net of unamortized debt issuance costs	$1,602,757	$1,399,032
(1) Redeemed on February 27, 2015.

Pursuant to the acquisition of Aurora (note 6), Baytex assumed US$365 million of 9.875% senior unsecured notes due February 15, 2017 (the "2017 Notes") and US$300 million of 7.500% senior unsecured notes due April 1, 2020 (the "2020 Notes" and, together with the 2017 Notes, the "Notes").

On April 22, 2014, Baytex commenced a cash tender offer and consent solicitation for the Notes at a price (per US$1,000 of principal amount) of US$1,107.34 for the 2017 Notes and US$1,138.97 for the 2020 Notes. Upon closing of the tender offers on June 11, 2014, Baytex purchased and cancelled US$357.1 million (97.8% of total outstanding) of the 2017 Notes and US$293.6 million (97.9% of total outstanding) of the 2020 Notes. The remaining Notes are recorded at fair value by applying the tender premium on the Notes on the date of acquisition. The premium will be amortized using the effective interest rate of 6.7% for the 2017 Notes and 5.3% for the 2020 Notes. On February 27, 2015, the Company redeemed all of the outstanding 2017 Notes at a price of US$8.3 million plus accrued interest. The remaining 2020 notes are redeemable at the Company's option, in whole or in part, commencing on April 1, 2016 in accordance with the terms of the indenture agreements.

13.	ASSET RETIREMENT OBLIGATIONS

	December 31, 2015	December 31, 2014
Balance, beginning of year	$286,032	$221,628
Liabilities incurred	4,964	18,516
Liabilities settled	(10,888)	(14,528)
Liabilities acquired	593	2,271
Liabilities divested	(10,578)	(25,305)
Corporate acquisition (note 6)	—	1,217
Accretion	6,262	7,251
Change in estimate(1)	33,266	31,599
Changes in discount rates and inflation rates	(17,523)	42,763
Foreign currency translation	3,874	620
Balance, end of year	$296,002	$286,032

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 50 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations is $561.4 million (December 31, 2014 - $630.9 million). The discounted amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2015 using an estimated annual inflation rate of 1.50% (December 31, 2014 - 1.75%) and discounted at a risk free rate of 2.25% (December 31, 2014 - 2.25%) is $296.0 million (December 31, 2014 - $286.0 million).

14.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2015, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	683	11,298
Transfer from contributed surplus on exercise of share rights	—	14,369
Transfer from contributed surplus on vesting and conversion of share awards	842	35,108
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	—	(78,468)
Issued pursuant to dividend reinvestment plan	2,757	99,271
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	1,092	41,836
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	4,929	60,977
Balance, December 31, 2015	210,583	$4,296,831

On April 2, 2015, Baytex issued 36,455,000 common shares for aggregate gross proceeds of approximately $632.5 million ($606.0 million net of issue costs). Issuance costs of $26.4 million ($19.3 million after tax) were incurred and recorded as a reduction to shareholders' capital.

Concurrent with the closing of the acquisition of Aurora on June 11, 2014, Baytex exchanged the 38.4 million subscription receipts issued in February 2014, for 38.4 million common shares and a dividend equivalent payment of $0.88 per subscription receipt (representing the four dividends declared from the date of issuance of the subscription receipts to the date of closing of the acquisition). Issuance costs of $93.7 million ($78.5 million, after tax), including the aggregate dividend equivalent payment of $33.8 million, were incurred and recorded as a reduction to shareholders' capital.

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices.  Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury. During the year ended December 31, 2015, a total of 4,928,529 common shares were issued in accordance with this plan (2014 - 2,757,315).

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

During the year ended December 31, 2015, the Company declared dividends of $0.80 per share (2014 - $2.64 per share) totaling $154.0 million (2014 - $395.6 million) ($96.6 million, net of DRIP (2014 - $301.1 million)). The Company suspended the monthly dividend in September 2015 in light of low commodity prices.

15.	SHARE AWARD INCENTIVE PLAN
The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense related to the share awards of $15.3 million for the year ended December 31, 2015 (year ended December 31, 2014 - $27.5 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at a weighted average of 14.6% (2014 - 10.4%) of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions and actual forfeiture rates. The estimated weighted average fair value for share awards at the measurement date is $17.17 per restricted award and performance award granted during the year ended December 31, 2015 (year ended December 31, 2014 - $43.79 per restricted award and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2013	723	580	1,303
Granted	533	483	1,016
Vested and converted to common shares	(320)	(258)	(578)
Forfeited	(189)	(190)	(379)
Balance, December 31, 2014	747	615	1,362
Granted	615	503	1,118
Vested and converted to common shares	(432)	(382)	(814)
Forfeited	(201)	(123)	(324)
Balance, December 31, 2015	729	613	1,342
(1) Based on underlying units before applying performance multiplier.

16.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income per share based on the net income (loss) attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

	Years Ended December 31
	2015			2014
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$(1,133,651)	198,207	$(5.72)	$(132,807)	148,932	$(0.89)
Dilutive effect of share awards	—	—	—	—	—	—
Dilutive effect of share rights	—	—	—	—	—	—
Net income (loss) - diluted	$(1,133,651)	198,207	$(5.72)	$(132,807)	148,932	$(0.89)

For the year ended December 31, 2015, 1.3 million share awards were anti-dilutive (December 31, 2014 - 1.4 million share awards and 0.1 million share rights).

17.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Years Ended December 31
	2015	2014
Net income (loss) before income taxes	$(1,477,797)	$1,584
Expected income taxes at the statutory rate of 26.24% (2014 - 25.47%)(1)	(387,774)	403
Increase (decrease) in income taxes resulting from:
Share-based compensation	4,027	6,465
Non-taxable portion of foreign exchange loss	27,910	9,323
Effect of change in income tax rates(1)	13,246	800
Effect of rate adjustments for foreign jurisdictions	(120,943)	(8,544)
Effect of change in deferred tax benefit not recognized(2)	40,142	1,521
Goodwill impairment	74,025	114,511
Other	5,221	9,912
Income tax (recovery) expense	$(344,146)	$134,391

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas franchise tax rate (from 1.00% to 0.75%).

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $149 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated senior unsecured notes.

In 2014, the Canada Revenue Agency (“CRA”) advised Baytex that it was proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. Baytex has filed its 2014 income tax return and intends to file its future tax returns on the same basis as the 2011 through 2013 tax returns, cumulatively claiming $591 million of non-capital losses. The Company believes that it is entitled to deduct the non-capital losses, that its tax filings to-date are correct and formally responded with a letter to the CRA indicating the same. At this time, the CRA has not issued a reply to Baytex’s letter. The Company expects to continue to defend the position as filed.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2015	Recognized in Net Loss	Acquired in Business Combination	Share Issuance Costs	Foreign Currency Translation Adjustment	December 31, 2015
Taxable temporary differences:
Petroleum and natural gas properties	$(1,136,083)	$30,613	$—	$—	$—	$(1,105,470)
Financial derivatives	(45,950)	15,989	—	—	—	(29,961)
Deferred income	(81,979)	53,592	—	—	—	(28,387)
Other	(7,222)	103,403	—	7,099	(109,875)	(6,595)
Deductible temporary differences:
Asset retirement obligations	74,918	8,271	—	—	—	83,189
Financial derivatives	5,341	(3,759)	—	—	—	1,582
Non-capital losses	227,370	156,080	—	—	—	383,450
Finance costs	58,073	(11,136)	—	—	—	46,937
Net deferred income tax liability(1)	$(905,532)	$353,053	$—	$7,099	$(109,875)	$(655,255)

(1)	Non-capital loss carry-forwards at December 31, 2015 totaled $1,110.0 million and expire from 2023 to 2035.

As at	January 1, 2014	Recognized in Net Loss	Acquired in Business Combination	Share Issuance Costs	Foreign Currency Translation Adjustment	December 31, 2014
Taxable temporary differences:
Petroleum and natural gas properties	$(344,045)	$48,613	$(840,650)	$—	$—	$(1,136,082)
Financial derivatives	—	(45,950)	—	—	—	(45,950)
Deferred income	(44,044)	(37,935)	—	—	—	(81,979)
Other	(1,772)	19,244	—	15,258	(39,953)	(7,223)
Deductible temporary differences:
Asset retirement obligations	62,089	13,707	(878)	—	—	74,918
Financial derivatives	2,397	2,944	—	—	—	5,341
Non-capital losses	65,558	(81,297)	243,109	—	—	227,370
Finance costs	11,416	158	46,499	—	—	58,073
Net deferred income tax liability(1)	$(248,401)	$(80,516)	$(551,920)	$15,258	$(39,953)	$(905,532)

(1)	Non-capital loss carry-forwards at December 31, 2014 totaled $685.7 million and expire from 2023 to 2034.

18.	FINANCING COSTS

Financing costs are comprised of the following:

	Years Ended December 31
	2015	2014
Interest on bank loan	$20,566	$21,854
Interest on long-term notes	82,838	59,231
Non-cash financing costs	1,994	1,697
Accretion on asset retirement obligations	6,262	7,251
Financing costs	$111,660	$90,033

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, financial derivatives, bank loan and long-term notes.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term notes, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term notes are based on the trading value of the senior unsecured notes.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	December 31, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Cash	$247	$247	$1,142	$1,142	Level 1
Derivatives	110,990	110,990	220,644	220,644	Level 2
Total FVTPL(1)	$111,237	$111,237	$221,786	$221,786

Loans and receivables
Trade and other receivables	$98,093	$98,093	$203,259	$203,259	—
Total loans and receivables	$98,093	$98,093	$203,259	$203,259

Financial Liabilities
FVTPL(1)
Derivatives	$—	$—	$(54,839)	$(54,839)	Level 2
Total FVTPL(1)	$—	$—	$(54,839)	$(54,839)

Other financial liabilities
Trade and other payables	$(267,838)	$(267,838)	$(398,261)	$(398,261)	—
Dividends payable to shareholders	—	—	(16,811)	(16,811)	—
Bank loan	(252,172)	(252,172)	(663,312)	(663,312)	—
Long-term notes	(1,602,757)	(1,287,679)	(1,399,032)	(1,251,117)	Level 2
Total other financial liabilities	$(2,122,767)	$(1,807,689)	$(2,477,416)	$(2,329,501)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2015 or 2014.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan and long-term notes, crude oil sales based on U.S. dollar benchmark prices and commodity contracts that are settled in U.S. dollars. The Company's net income (loss) and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canadian dollar -U.S. dollar exchange rate. At December 31, 2015, the Company did not have any currency derivative contracts outstanding.

A $0.01 increase and decrease in the CAD/USD foreign exchange rate on the revaluation of outstanding U.S. dollar denominated assets and liabilities, would impact net income (loss) before income taxes by approximately $11.2 million.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
U.S. dollar denominated	US$124,218	US$329,716	US$1,240,308	US$1,295,391

Interest Rate Risk

The Company's interest rate risk arises from the floating rate credit facilities (note 11). As at December 31, 2015, $256.7 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income (loss) before income taxes for the year ended December 31, 2015 by approximately $3.4 million. Baytex uses a combination of short-term and long-term debt to finance operations.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivatives are governed by a Risk Management Policy approved by the Board of Directors of Baytex which sets out limits on the use of derivatives. Baytex does not use financial derivatives for speculative purposes. Baytex's financial derivative contracts are subject to master netting agreements that create a legally enforceable right to offset by the counterparty the related financial assets and financial liabilities. The Company has applied netting to producer 3-way options. Baytex manages these contracts based on the net exposure to market risk. As at December 31, 2015, $10.3 million of gross liabilities have been netted against assets (nil at December 31, 2014).

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2015, a 10% increase in oil prices would decrease the unrealized gain at December 31, 2015 by $28.4 million, while a 10% decrease would increase the unrealized gain at December 31, 2015 by $16.8 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2015, a 10% increase in natural gas prices would decrease the unrealized gain at December 31, 2015 by $2.5 million, while a 10% decrease would increase the unrealized gain at December 31, 2015 by $3.2 million.

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	January 2016 to March 2016	1,000 bbl/d	US$65.33	WTI
Fixed - Sell	January 2016 to June 2016	2,000 bbl/d	US$62.50	WTI
Fixed - Sell	January 2016 to December 2016	5,000 bbl/d	US$63.79	WTI
Producer 3-way option(2)	January 2016 to December 2016	7,500 bbl/d	US$60.13/US$50/US$40	WTI
Producer 3-way option(2)	January 2016 to December 2017	2,000 bbl/d	US$60/US$50/US$40	WTI
Basis swap	January 2016 to December 2016	2,000 bbl/d	WTI less US$13.00	WCS
Basis swap	February 2016 to December 2016	500 bbl/d	WTI less US$13.85	WCS
Fixed - Sell(3)	March 2016 to April 2016	3,000 bbl/d	US$34.80	WTI
Basis swap(3)	March 2016 to December 2016	2,000 bbl/d	WTI less US$13.40	WCS
Basis swap(3)	April 2016	3,000 bbl/d	WTI less US$12.82	WCS
Basis swap(3)	April 2016 to June 2016	500 bbl/d	WTI less US$12.45	WCS
Basis swap(3)	July 2016 to September 2016	500 bbl/d	WTI less US$12.30	WCS
Basis swap(3)	October 2016 to December 2016	500 bbl/d	WTI less US$13.45	WCS
Basis swap(3)	January 2017 to December 2017	1,500 bbl/d	WTI less US$13.42	WCS

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in the $60/$50/$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives WTI when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Contracts entered subsequent to December 31, 2015.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	January 2016 to December 2016	10,000 mmBtu/d	US$3.19	NYMEX
Fixed - Sell(2)	February 2016 to December 2016	5,000 mmBtu/d	US$2.57	NYMEX
Fixed - Sell(2)	January 2017 to December 2017	10,000 mmBtu/d	US$2.83	NYMEX
Fixed - Sell	January 2016 to December 2016	15,000 GJ/d	$2.96	AECO
Fixed - Sell(2)	February 2016 to December 2016	5,000 GJ/d	$2.53	AECO
Fixed - Sell(2)	January 2017 to December 2017	5,000 GJ/d	$2.81	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Contracts entered subsequent to December 31, 2015.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Years Ended December 31
	2015	2014
Realized financial derivatives (gain) loss	$(197,545)	$(27,324)
Unrealized financial derivatives (gain) loss - commodity	54,318	(191,097)
Unrealized financial derivate (gain) loss - redemption feature on long-term notes	498	5,897
Financial derivatives (gain) loss	$(142,729)	$(212,524)

Physical Delivery Contracts

As at December 31, 2015, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	January 2016 to December 2016	2,000 bbl/d	WTI less US$13.68

(1)	Based on the weighted average price/unit for the remainder of the contract.

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements, opportunities to issue additional common shares as well as reducing dividends and capital expenditures. As at December 31, 2015, Baytex had available unused bank credit facilities in the amount of $820.1 million (as at December 31, 2014 - $565.1 million). In the event the Company is not able to comply with the financial covenants contained in agreements with its lenders, the Company's ability to access additional debt may be restricted.
The timing of cash outflows relating to financial liabilities as at December 31, 2015 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$267,838	$267,838	$—	$—	$—
Bank loan(1) (2)	256,749			256,749
Long-term notes(2)	1,623,658	—	—	8,858	1,614,800
Interest on long-term notes	620,144	94,064	188,129	186,969	150,982
	$2,768,389	$361,902	$188,129	$452,576	$1,765,782

(1)
The bank loan is covenant-based with a revolving period that is extendible annually for up to a four-year term. Unless extended, the revolving period will end on June 4, 2019, with all amounts to be repaid on such date.

(2)	Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. None of the Company's financial assets are secured by any other type of collateral. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

The majority of the Company's credit exposure on accounts receivable at December 31, 2015 relates to accrued revenues for December 2015. Accounts receivables from purchasers of the Company's petroleum and natural gas sales are typically collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. At December 31, 2015, $37.5 million of accounts receivable relates to joint interest receivables from the operator of our joint operations in the Eagle Ford.

Should Baytex determine that the ultimate collection of a receivable is in doubt, the carrying amount of accounts receivable is reduced by the use of an allowance for doubtful accounts and a charge to net income (loss). If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. For the year ended December 31, 2015, $0.1 million was added to the allowance for doubtful accounts (2014 - $0.7 million written-off).

As at December 31, 2015, allowance for doubtful accounts was $1.4 million (2014 - $1.3 million). In determining whether amounts past due are collectible, the Company will assess the nature of the past due amounts as well as the credit worthiness and past payment history of the counterparty. As at December 31, 2015, accounts receivable that Baytex has deemed past due (more than 90 days) but not impaired was $1.4 million (2014 - $1.0 million).

The Company's trade and other receivables were aged as follows at December 31, 2015:

Trade and Other Receivables Aging(1)	December 31, 2015
Current (less than 30 days)	$88,827
31-60 days	1,422
61-90 days	589
Past due (more than 90 days)	2,787
$93,625

(1)	Excludes $4.5 million of prepaid expenses that have been classified as Trade and other receivables.

20.	SUPPLEMENTAL INFORMATION
Change in Non-Cash Working Capital Items

	Years Ended December 31
	2015	2014
Trade and other receivables	$117,489	$63,002
Trade and other payables	(144,566)	(81,528)
	$(27,077)	$(18,526)
Changes in non-cash working capital related to:
Operating activities	$43,891	$31,890
Investing activities	(70,968)	(50,416)
	$(27,077)	$(18,526)

Foreign Exchange

	Years Ended December 31
	2015	2014
Unrealized foreign exchange loss	$213,999	$75,011
Realized foreign exchange(gain) loss	(3,286)	370
Foreign exchange loss	$210,713	$75,381

Income Statement Presentation

The following table details the amount of total employee compensation costs included in the operating expense and general and administrative expense.

	Years Ended December 31
	2015	2014
Operating	$13,180	$13,262
General and administrative	28,432	36,269
Total employee compensation costs	$41,612	$49,531

21.	COMMITMENTS AND CONTINGENCIES

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s cash flow from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2015, and the expected timing of funding of these obligations, are noted in the table below.

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Operating leases	$50,305	8,063	16,501	15,589	10,152
Processing agreements	52,147	9,219	10,340	9,043	23,545
Transportation agreements	75,392	13,910	24,556	23,371	13,555
Total	$177,844	$31,192	$51,397	$48,003	$47,252

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2015 were $8.0 million (December 31, 2014 - $8.0 million). Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has the option to renew or extend the leases on its office building with the new lease terms to be based on current market prices. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

The litigation and claims that Baytex is engaged with, which arose in the normal course of operations, are not expected to materially affect the Company's financial position or reported results of operations.

At December 31, 2015, Baytex had $12.4 million of outstanding letters of credit (December 31, 2014 - $10.1 million).

22.	RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors) are noted in the table below:

	Years Ended December 31
	2015	2014
Short-term employee benefits	$6,831	$9,319
Share-based compensation	12,032	12,989
Termination payments	549	1,943
Total compensation for key management personnel	$19,412	$24,251

23.	CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of its business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include net debt and shareholders' equity. Baytex monitors capital based on the current and projected ratio of net debt to funds from operations and the current and projected level of its undrawn credit facilities. Historically and under normal operating conditions, the Company's objective is to maintain a net debt to funds from operations ratio of less than two times and to have access to undrawn credit facilities of not less than $100 million. The net debt to funds from operations ratio may increase beyond the two times and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors including changes to commodity prices, acquisitions, and changes in the credit market.

These objectives and strategy are reviewed on an annual basis. With the significant decrease in commodity prices in 2015, Baytex's net debt to funds from operations ratio has exceeded its target but the Company has maintained access to at least $100 million in undrawn credit facilities. The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to manage its capital, the Company may adjust its level of capital spending, issue new shares or debt, adjust the amount of its dividends or sell assets to reduce debt. In the current commodity environment the Company's objective is to have access to undrawn credit facilities of not less than $100 million and to manage its capital to maintain liquidity.

As at December 31, 2015, Baytex is in compliance with all financial covenants relating to its senior unsecured notes and Revolving Facilities.

	Years Ended December 31
	2015	2014
Cash flow from operating activities	$549,420	$897,152
Change in non-cash working capital	(43,891)	(31,890)
Asset retirement expenditures	10,888	14,528
Funds from operations	$516,417	$879,790

	As at December 31
	2015	2014
Bank loan - principal	$256,749	$666,886
Long-term notes - principal	1,623,658	1,418,685
Trade and other payables	267,838	398,261
Dividends payable to shareholders	—	16,811
Cash	(247)	(1,142)
Trade and other receivables	(98,093)	(203,521)
Net debt	$2,049,905	$2,295,980

	As at December 31
	2015	2014
Available undrawn credit facilities	$820,051	$565,134
Net debt to funds from operations ratio	4.0	2.6